HOGAN & HARTSON

September 17, 2007	Carin M. Kutcipal Partner 720-406-5362 cmkutcipal@hhlaw.com

VIA EDGAR AND UNITED PARCEL SERVICE

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention:            Jeffrey Riedler, Assistant Director

Division of Corporate Finance

Re:       Array BioPharma Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 7, 2007

File No. 1-16633

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) transmitted to Mr. Robert E. Conway on September 13, 2007 regarding the above-captioned Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company’s response to the Staff’s comment is set forth below and, for ease of reference, we have reproduced your comment followed by the Company’s response.  Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Proxy Statement, as applicable.

Once the Staff has reviewed the response set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

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United States Securities and Exchange Commission

September 17, 2007

Schedule 14A

1.                              Please indicate your current intentions or understandings to issue the additional authorized shares of common stock that will result if the proposal is approved by shareholders.  If you have no current intentions or understandings to issue the additional authorized common stock, please provide a statement to that fact in your document.

Response:

The Company has no current intention to issue the additional authorized shares if the proposal is approved by the stockholders.  To address the Staff’s comment, the Company will amend in the definitive Proxy Statement the last sentence of the fifth paragraph under the heading “Proposal 2 Approval of an Amendment to Array’s Amended and Restated Certificate of Incorporation” on page 6 to include the underlined text as shown below:

As of the date of this Proxy Statement, the Board of Directors has not taken, and does not currently intend to take, any action to issue the additional authorized shares for any such purpose.

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The Company’s written acknowledgement is annexed to this letter in accordance with the Staff’s request in its comment letter.

Please do not hesitate to call the undersigned at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,

/s/ Carin M. Kutcipal

Carin M. Kutcipal

Enclosure

cc:	Robert E. Conway

ARRAY BIOPHARMA INC.

3200 Walnut Street

Boulder, Colorado 80301

September 17, 2007

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention:                   Jeffrey Riedler, Assistant Director

Division of Corporate Finance

Re:               Array BioPharma Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 7, 2007

File No. 1-16633

Ladies and Gentlemen:

Pursuant to your letter dated September 13, 2007 (the “Comment Letter”) to Robert E. Conway, President and Chief Executive Officer of Array BioPharma Inc. (the “Company”) with respect to the above-captioned Proxy Statement on Schedule 14A (the “Proxy Statement”), the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

R. Michael Carruthers

Chief Financial Officer